To Whom it Concerns,

Wyoming Corporate Services, Inc. has walked the following attached Amendment of Stock into the Wyoming Secretary of State on 09/29/2021 for Immortal Data Incorporated.

Shelbie Snyder 09/29/2021

Shelbie Snyder, Authorized Agent on behalf of, Wyoming Corporate Services, Inc. | Date

Wyoming Secretary of State Employee | Date



RECEIVED
SEP 29 2021
WYOMING
SECRETARY OF STATE



Wyoming Secretary of State
Herschler Building East, Suite 101
122 W 25th Street
Cheyenne, WY 82002-0020
Ph. 307.777.7311
Email: Business@wyo.gov

For Office Use Only

Profit Corporation
Articles of Amendment

1. Corporation name:
(Name must match exactly to the Secretary of State's records.)

Immortal Data Incorporated

2. Article number(s) TENTH, ELEVENTH is amended as follows:
See checklist below for article number information.

SEE ATTACHED

3. If the amendment provides for an exchange, reclassification, or cancellation of issued shares, provisions for implementing the amendment if not contained in the amendment itself which may be made upon facts objectively ascertainable outside the articles of amendment.

4. The amendment was adopted on 09/24/2021
(Date – mm/dd/yyyy)

P-Amendment – Revised June 2021

5. Approval of the amendment: *(Please check __only one__ appropriate field to indicate the party approving the amendment.)*

☐ __Shares were *not* issued__ and the board of directors or incorporators have adopted the amendment.


OR


☐ __Shares were issued__ and the board of directors have adopted the amendment *without shareholder approval*, in compliance with W.S. 17-16-1005.


OR


☑ __Shares were issued__ and the board of directors have adopted the amendment *with shareholder approval*, in compliance with W.S. 17-16-1003.

Signature: _Shelbie Snyder_   Date: 09/24/2021
(May be executed by Chairman of Board, President or another of its officers.)   *(mm/dd/yyyy)*

Print Name: Shelbie Snyder, on behalf of,   Contact Person:

Title: Capital Administrations LLC   Daytime Phone Number: 307-632-3333

Email: tax@wyomingcompany.com

(An email address is required. Email(s) provided will receive important reminders, notices and filing evidence.)

Checklist

☐ *Filing Fee: $60.00* Make check or money order payable to Wyoming Secretary of State.
☐ **Processing time is up to 15 business days** following the date of receipt in our office.
☐ *Refer to original articles of incorporation to determine the specific article number being amended or use the next number in sequence if you are adding an article. *Article number(s) is not the same as the filing ID number.*
☐ Please mail with payment to the address at the top of this form. **This form cannot be accepted via email.**
☐ Please review the form prior to submission. **The Secretary of State's Office is unable to process incomplete forms.**

TENTH:

The total of Common Stock will be 7,300,000 shares with two classes of stock:
- Class A Common Stock will consist of 5,000,000 shares, each with a par value of $0.001.

- Class B Netcapital Common Stock will consist of 2,300,000 shares, each with a par value of $0.001.

ELEVENTH:

- Of the 5,000,000 shares of Class A Common Stock, a total of 2,501,000 have been issued.

- The 2,300,000 shares of Class B Netcapital Common Stock are assigned to Netcapital and are authorized.



Wyoming Secretary of State
Herschler Building East, Suite 101
122 W 25th Street
Cheyenne, WY 82002-0020
Ph. 307.777.7311
Email: Business@wyo.gov

For Office Use Only

Profit Corporation
Articles of Amendment

1. Corporation name:
(Name must match exactly to the Secretary of State's records.)

Immortal Data Incorporated

2. Article number(s) | IX, X | is amended as follows:

See checklist below for article number information.

See Attached

3. If the amendment provides for an exchange, reclassification, or cancellation of issued shares, provisions for implementing the amendment if not contained in the amendment itself which may be made upon facts objectively ascertainable outside the articles of amendment.

4. The amendment was adopted on 9/9/2021

(Date – mm/dd/yyyy)

Article IX: The names and respective address of its officers and directors are:

President: Dale Amon-Immortal Data, Las Cruces International Airport, 8990 Zia Blvd., Suite D, Las Cruces, NM 88007-9035

Secretary: Arlene Dodds-Immortal Data, Las Cruces International Airport, 8990 Zia Blvd., Suite D, Las Cruces, NM 88007-9035

Treasurer: Sunil Ahuja-Immortal Data, Las Cruces International Airport, 8990 Zia Blvd., Suite D, Las Cruces, NM 88007-9035

Chief Financial Officer: Sunil Ahuja (acting)-Immortal Data, Las Cruces International Airport, 8990 Zia Blvd., Suite D, Las Cruces, NM 88007-9035

Director: Clifford Martin-Immortal Data, Las Cruces International Airport, 8990 Zia Blvd., Suite D, Las Cruces, NM 88007-9035

Article X: The aggregate number of shares or other ownership units which it has the authority to issue, itemized by class, par value of shares, shares without par clue and series, if any, within a class is:

Stock Split of (1:1000) and change of par value of each share of stock to $0.001

5. Approval of the amendment: *(Please check __only one__ appropriate field to indicate the party approving the amendment.)*

☐ **__Shares were *not* issued__** and the board of directors or incorporators have adopted the amendment.

__OR__

☐ **__Shares were issued__** and the board of directors have adopted the amendment *without shareholder approval*, in compliance with W.S. 17-16-1005.

__OR__

☑ **__Shares were issued__** and the board of directors have adopted the amendment *with shareholder approval*, in compliance with W.S. 17-16-1003.

Signature: Jasmine James

(May be executed by Chairman of Board, President or another of its officers.)

Date: 9/9/2021

(mm/dd/yyyy)

Print Name: Jasmine James, on behalf of

Title: Capital Administrations, LLC

Contact Person: Jasmine James

Daytime Phone Number: 307-632-3333

Email: tax@wyomingcompany.com

(An email address is required. Email(s) provided will receive important reminders, notices and filing evidence.)

__Checklist__

- ☑ ***Filing Fee: $60.00*** Make check or money order payable to Wyoming Secretary of State.
- ☐ **Processing time is up to 15 business days following the date of receipt in our office.**
- ☐ *Refer to original articles of incorporation to determine the specific article number being amended or use the next number in sequence if you are adding an article. ***Article number(s) is not the same as the filing ID number.***
- ☐ Please mail with payment to the address at the top of this form. **This form cannot be accepted via email.**
- ☐ Please review the form prior to submission. **The Secretary of State's Office is unable to process incomplete forms.**

P-Amendment – Revised June 2021



Ed Murray
Wyoming Secretary of State
2020 Carey Avenue, Suite 700
Cheyenne, WY 82002-0020
Ph. 307.777.7311
Fax 307.777.5339
Email: Business@wyo.gov

WY Secretary of State
FILED: 04/13/2021 02:21 PM
Original ID: 2021-000976172
Amendment ID: 2021-003175831

Profit Corporation
Articles of Amendment

1. Corporation name:

> Immortal Data Incorporated

2. Article number(s) | FIFTH, NINTH, TENTH, ELEVENTH | is amended as follows:

> SEE ATTACHED

3. If the amendment provides for an exchange, reclassification, or cancellation of issued shares, provisions for implementing the amendment if not contained in the amendment itself which may be made upon facts objectively ascertainable outside the articles of amendment.

4. The amendment was adopted on 04/02/2021
(Date – mm/dd/yyyy)



Received
APr - 2 2021
Secretary of State
Wyoming

P-Amendment – Revised October 2015

FIFTH   The mailing address where correspondence and annual reports can be sent:
Immortal Data Incorporated, Las Cruces International Airport, 8990 Zia Blvd., Suite D, Las Cruces, NM 88007-9035

NINTH   The names and respective addresses of its officers and directors are:

President: Dale Amon – Immortal Data, Las Cruces International Airport, 8990 Zia Blvd., Suite D, Las Cruces, NM 88007-9035
Secretary: Arlene Dodds - Immortal Data, Las Cruces International Airport, 8990 Zia Blvd., Suite D, Las Cruces, NM 88007-9035
Treasurer: Sunil Ahuja - Immortal Data, Las Cruces International Airport, 8990 Zia Blvd., Suite D, Las Cruces, NM 88007-9035
Director: Clifford Martin - Immortal Data, Las Cruces International Airport, 8990 Zia Blvd., Suite D, Las Cruces, NM 88007-9035
Director: James Wolff - Immortal Data, Las Cruces International Airport, 8990 Zia Blvd., Suite D, Las Cruces, NM 88007-9035

TENTH   The aggregate number of shares or other ownership units which it has the authority to issue, itemized by classes, par value of shares, shares without par value and series, if any, within a class is :

Number of Shares: 5,000
Class: Common
Series:
Par Value per Share: $1.00

ELEVENTH   The aggregate number of issued shares or other ownership units itemized by classes, par value of shares, shares without par value and series, if any, within a class is:

Number of Shares: 2,185
Class:
Series:
Par Value per Share: $1.00

5. Approval of the amendment: *(Please check __only one__ appropriate field to indicate the party approving the amendment.)*

☐ **Shares were *not* issued** and the board of directors or incorporators have adopted the amendment.

<u>**OR**</u>

☐ **Shares were issued** and the board of directors have adopted the amendment *without shareholder approval*, in compliance with W.S. 17-16-1005.

<u>**OR**</u>

☑ **Shares were issued** and the board of directors have adopted the amendment *with shareholder approval*, in compliance with W.S. 17-16-1003.

Signature: _____ Date: 04/02/2021
(May be executed by Chairman of Board, President or another of its officers.) *(mm/dd/yyyy)*

Print Name: Shelbie Snyder, on behalf of, Contact Person: _____

Title: Capital Administrations, LLC Daytime Phone Number: _____

Authorized Agent for
Immortal Data Incorporated Email: _____

(Email provided will receive annual report reminders and filing evidence.)
May list multiple email addresses

Checklist
☐ ***Filing Fee: $50.00*** Make check or money order payable to Wyoming Secretary of State.
☐ Please submit one **originally signed** document.
☐ **Typical processing time is 3-5 business days** following the date of receipt in our office.
☐ Please review form prior to submitting to the Secretary of State to ensure all areas have been completed to avoid a delay in the processing time of your documents.

P-Amendment – Revised October 2015

WY Secretary of State
FILED: 01/27/2021 10:51 AM
ID: 2021-000976172

APPLICATION FOR PROFIT COR_

ARTICLES OF CONTINUANCE

OF

Immortal Data Incorporated

Pursuant to W.S. 17-16-1810 of the Wyoming Business Corporation Act, the undersigned hereby submits the following Articles of Continuance.

FIRST The name of the corporation is Immortal Data Incorporated

SECOND The laws in which it was incorporated under: Virginia

THIRD The date of its incorporation is: September 20, 2010

FOURTH The Corporation is to have perpetual existence.

FIFTH The mailing address where correspondence and annual reports can be sent

1712 Pioneer Ave. Ste. 500 Cheyenne, WY 82001

SIXTH The address of its principal office is:

1712 Pioneer Ave. Ste. 500 Cheyenne, WY 82001

SEVENTH The registered agent for this corporation shall be:

Capital Administrations, LLC

The address of said agent, and, the registered or statutory address of this corporation in the state of Wyoming, shall be:

1712 Pioneer Ave. Suite 115
Cheyenne, WY 82001

EIGHTH The purpose or purposes of the corporation which it proposes to pursue in the transaction of business in this state:

(A) To do all things necessary or convenient to carry out its business and affairs, including without limitation power to:

(B) Sue and be sued, complain and defend in its corporate name;



(C) Have a corporate seal, which may be altered at will, and to use it, or a facsimile of it, by impressing or affixing it or in any other manner reproducing it;

(D) Make and amend bylaws, not inconsistent with its articles of incorporation or with the laws of this state, for managing the business and regulating the affairs of the corporation;

(E) Purchase, receive, lease, or otherwise acquire, and own, hold, improve, use, and otherwise deal with, real or personal property, or any legal or equitable interest in property, wherever located;

(F) Sell, convey, mortgage, pledge, lease, exchange, and otherwise dispose of all or any part of its property;

(G) Purchase, receive, subscribe for, or otherwise acquire; own, hold, vote, use, sell, mortgage, lend, pledge, or otherwise dispose of; and deal in and with shares or other interests in, or obligations of, any other entity;

(H) Make contracts and guarantees, incur liabilities, borrow money, issue its notes, bonds, and other obligations which may be convertible into or include the option to purchase other securities of the corporation, and secure any of its obligations by mortgage or pledge of any of its property, franchises, or income;

(I) Lend money, invest and reinvest its funds, and receive and hold real and personal property as security for repayment;

(J) Be a promoter, partner, member, associate, or manager of any partnership, joint venture, trust, or other entity;

(K) Conduct its business, locate offices, and exercise the powers granted by this act within or without this state;

(L) Elect directors and appoint officers, employees, and agents of the corporation, define their duties, fix their compensation, and lend them money and credit;

(M) Pay pensions and establish pension plans, pension trusts, profit sharing plans, share bonus plans, share option plans, and benefit or incentive plans for any or all of its current or former directors, officers, employees, and agents;

(N) Make donations for the public welfare or for charitable, scientific, or educational purposes;

(O) Transact any lawful business; and

(P) Make payments or donations, or do any other act, not inconsistent with law, that furthers the business and affairs of the corporation.

NINTH   The names and respective addresses of its officers and directors are:

President: James Wolff 1712 Pioneer Ave. Ste. 500 Cheyenne, WY 82001
Secretary: James Wolff 1712 Pioneer Ave. Ste. 500 Cheyenne, WY 82001
Treasurer: James Wolff 1712 Pioneer Ave. Ste. 500 Cheyenne, WY 82001
Director: James Wolff 1712 Pioneer Ave. Ste. 500 Cheyenne, WY 82001

TENTH   The aggregate number of shares or other ownership units which it has the authority to issue, itemized by classes, par value of shares, shares without par value and series, if any, within a class is:

Number of Shares   5,000
Class   Common
Series
Par Value per Share   0

ELEVENTH The aggregate number of issued shares or other ownership units itemized by classes, par value of shares, shares without par value and series, if any, within a class is:

Number of Shares   0
Class
Series
Par Value per Share   0

TWELFTH The Corporation accepts the Constitution of this state in compliance with the requirements of Article 10, Section 5 of the Wyoming Constitution.

Dated this 31st day of December, 2020



Shelbie Snyder, on behalf of Capital Administrations, LLC

Authorized Agent for **Immortal Data Incorporated**

State of Wyoming

     Ss

County of Laramie

I, DeAnna Montemayor, Notary Public, do hereby certify that on this 31st day of December, 2020, personally appeared before me Shelbie Snyder,

In witness whereof, I have hereunto set my hand and seal this 31st day of December, 2020.

(Notarial Seal)

```
DeAnna Montemayor - Notary Public
County of          State of
Laramie            Wyoming
My Commission Expires April 30, 2022
```

Notary

My Commission Expires: _April 30, 2022_

CONSENT TO
APPOINTMENT BY REGISTERED AGENT

I.   Capital Administrations, LLC, located at 1712 Pioneer Ave. Ste. 115, Cheyenne, WY, 82001, voluntarily consents to serve as the registered agent for Immortal Data Incorporated, on the date shown below;

II.   The undersigned by and on behalf of Capital Administrations, LLC, hereby certify that it is in compliance with the requirements of W.S. 17-28-101 through W.S. 17-28-111.

Dated this 31st day of December, 2020.



Shelbie Snyder, on behalf of

Capital Administrations, LLC, Registered Agent

CONTINUANCE

Immortal Data, Incorporated

We, the undersigned, constituting all of the officers/directors of the above named Company, do hereby authorize the continuance of the Company into Wyoming.

DATED 12/12/2020

Clifford A. Martin
Print Name

Chairman of the Board
Print Title

Clifford A. Martin
Signature

RESOLUTION

OF

CONTINUANCE

Immortal Data, Incorporated

We, the undersigned, constituting all of the officers/directors of the above named Company, do hereby authorize the continuance of the Company into Wyoming.

DATED 8-Dec-2020

Dale Amm
Print Name

CEO
Print Title

____
Signature

RESOLUTION

OF

CONTINUANCE

Immortal Data, Incorporated

We, the undersigned, constituting all of the officers/directors of the above named Company, do hereby authorize the continuance of the Company into Wyoming.

DATED   12/08/2020

Sunil Ahuja
Print Name

Chief Operating Officer
Print Title



Signature

RESOLUTION

OF

CONTINUANCE

Immortal Data, Incorporated

We, the undersigned, constituting all of the officers/directors of the above named Company, do hereby authorize the continuance of the Company into Wyoming.

DATED 14-Dec-2020

Dale Amon

Print Name

President and CEO

Print Title

[signature]

Signature

Commonwealth of Virginia



State Corporation Commission

I Certify the Following from the Records of the Commission:

The foregoing is a true copy of all business entity documents on file in the Office of the Clerk of the Commission related to Immortal Data LLC, a Virginia limited liability company.

Nothing more is hereby certified.



Signed and Sealed at Richmond on this Date:

December 30, 2020

Bernard J. Logan, Clerk of the Commission

COMMONWEALTH OF VIRGINIA
STATE CORPORATION COMMISSION

AT RICHMOND, SEPTEMBER 20, 2010

The State Corporation Commission has found the accompanying articles submitted on behalf of

Immortal Data LLC

to comply with the requirements of law, and confirms payment of all required fees. Therefore, it is ORDERED that this

CERTIFICATE OF ORGANIZATION

be issued and admitted to record with the articles of organization in the Office of the Clerk of the Commission, effective September 20, 2010.

STATE CORPORATION COMMISSION

By

James C. Dimitri
Commissioner

DLLCACPT
CIS0353
10-09-17-0227



COMMONWEALTH OF VIRGINIA
STATE CORPORATION COMMISSION

LLC-1011
(07/06)

ARTICLES OF ORGANIZATION OF A
DOMESTIC LIMITED LIABILITY COMPANY

Pursuant to Chapter 12 of Title 13.1 of the Code of Virginia the undersigned states as follows:

1. The name of the limited liability company is

   Immortal Data LLC
   _____
   (The name must contain the words <u>limited company</u> or <u>limited liability company</u> or the abbreviation <u>L.C.</u>, <u>LC</u>, <u>L.L.C.</u> or <u>LLC</u>)

2. A. The name of the limited liability company's initial registered agent is
   Arlene M. Dodds
   _____

   B. The registered agent is **(mark appropriate box)**:

   (1) an <u>INDIVIDUAL</u> who is a resident of Virginia **and**
   - [✓] a member or manager of the limited liability company.
   - [ ] a member or manager of a limited liability company that is a member or manager of the limited liability company.
   - [ ] an officer or director of a corporation that is a member or manager of the limited liability company.
   - [ ] a general partner of a general or limited partnership that is a member or manager of the limited liability company.
   - [ ] a trustee of a trust that is a member or manager of the limited liability company.
   - [ ] a member of the Virginia State Bar.

   OR

   (2) [ ] a domestic or foreign stock or nonstock corporation, limited liability company or registered limited liability partnership authorized to transact business in Virginia.

3. The limited liability company's initial registered office address, including the street and number, if any, which is identical to the business office of the initial registered agent, is

13548 Arcadian Drive	Leesburg	,VA	20176
(number/street)	(city or town)		(zip)

   which is physically located in the [✓] county or [ ] city of _____ Loudoun _____.

4. The limited liability company's principal office address, including the street and number, is

673 Potomac Station Drive MailStop 707	Leesburg	VA	20176
(number/street)	(city or town)	(state)	(zip)

Organizer(s):

_____Arlene M. Dodds_____ (signature)   _____Sept. 11, 2010_____ /(date)

Arlene M. Dodds   (703) 771-4114
_____   _____
(printed name)   (telephone number (optional))

SEE INSTRUCTIONS ON THE REVERSE

0735250 - 3

COMMONWEALTH OF VIRGINIA
STATE CORPORATION COMMISSION

AT RICHMOND, MARCH 24, 2011

The State Corporation Commission has found the accompanying articles of entity conversion submitted on behalf of

Immortal Data LLC

to comply with the requirements of law, and confirms payment of all required fees. Therefore, it is ORDERED that this

CERTIFICATE OF ENTITY CONVERSION

be issued and admitted to record with the articles of entity conversion and articles of incorporation in the Office of the Clerk of the Commission, effective March 24, 2011.

When the certificate becomes effective, Immortal Data LLC is deemed to be a corporation incorporated under the laws of this Commonwealth with the name

Immortal Data Incorporated

The corporation is granted the authority conferred on it by law in accordance with its articles of incorporation, subject to the conditions and restrictions imposed by law.

STATE CORPORATION COMMISSION

By

James C. Dimitri
Commissioner

CNVRCACT
CIS0363
11-03-21-0105

1103130710

Immortal Data LLC to Immortal Data Incorporated

ARTICLES OF ENTITY CONVERSION

The purpose of this letter is to convert a Virginia limited liability company (Immortal Data LLC) to a Virginia stock corporation. In compliance with the guidance of *Form SCC722.12-CORP* dated (04/08) *which addresses ENTITY CONVERSION, the following:*

The undersigned, on behalf of the limited liability company set forth below, pursuant to Title 13.1, Chapter 9, Article 12.2 of the Code of Virginia, states:

1. The name of the limited liability company immediately prior to the filing of these articles of entity conversion was ***Immortal Data LLC***. The limited liability company shall convert to a Virginia corporation and its name shall be ***Immortal Data Incorporated***.

2. The plan of entity conversion, pursuant to § 13.1-722.10 of the Code of Virginia, is set forth as follows:

   By unanimous vote of the founding members of Immortal Data LLC, each 1% membership interest in the LLC will be converted into one share of common stock in the resulting corporation (Immortal Data Incorporated). The full text of the articles of incorporation of the resulting corporation as they will be in effect immediately after consummation of the conversion is attached hereto.

3. The plan of entity conversion was adopted by the unanimous vote of the members of the limited liability company.

Executed in the name of the limited liability company by:

Arlene M. Dodds 3/17/2011 | ***March 17, 2011***

Arlene Dodds | ***(301) 802-3178***
member
Vice President, Business Development

LLC's SCC ID no.: S339381-8

The person signing the articles has been delegated the right and power to manage the business and affairs of the limited liability company by unanimous consent of the other members.

Commonwealth of Virginia

 State Corporation Commission

I Certify the Following from the Records of the Commission:

The foregoing are true and correct copies of business entity documents on file in the Office of the Clerk of the Commission related to Immortal Data Incorporated, a Virginia corporation.

Nothing more is hereby certified.



Signed and Sealed at Richmond on this Date:

December 2, 2020

Bernard J. Logan, Interim Clerk of the Commission



COMMONWEALTH OF VIRGINIA
STATE CORPORATION COMMISSION

SCC619
(07/05)

ARTICLES OF INCORPORATION
OF A VIRGINIA STOCK CORPORATION

The undersigned, pursuant to Chapter 9 of Title 13.1 of the Code of Virginia, state(s) as follows:

1. The name of the corporation is
   Immortal Data Incorporated

2. The number of shares authorized to be issued by the corporation is **5000.**

3. A. The name of the corporation's initial registered agent is
   Arlene M. Dodds.

   B. The initial registered agent is **(mark appropriate box):**

   (1) an <u>individual</u> who is a resident of Virginia **and**
   ☒ an initial director of the corporation.
   ☐ a member of the Virginia State Bar.
          OR
   (2) ☐ a domestic or foreign stock or nonstock corporation, limited liability company or
            registered limited liability partnership authorized to transact business in Virginia.

4. A. The corporation's initial registered office address, including the street and number, if any, which
   is identical to the business office of the initial registered agent, is
   673 Potomac Station Drive, Mailstop 707,   **Leesburg, VA**   **20176**
   (number/street)   (city or town)   (zip)

   B. The registered office is physically located in the ☒ county or ☐ city of Loudoun, VA.

5. The initial directors are:
   NAME(S)   **ADDRESS(ES)**

   Clifford Martin   **182 Silvermine Avenue, Norwalk, CT 06850**

   Dale Amon   **409 Elk Street, Suite 200, Carnegie, PA 15106**

   Sunil Ahuja   **15550 N. Frank Lloyd Wright Blvd., Unit 1014,**
                                Scottsdale, AZ 85260

   Arlene Dodds   **13546 Arcadian Drive, Leesburg, VA 20176**

6. INCORPORATOR(S):

   Arlene M. Dodds 3/17/2011   **Arlene Dodds   3/17/2011**
   SIGNATURE(S)   PRINTED NAME(S)

   Telephone number (optional): **(301) 802-3178**

   See instructions on the reverse.

STATE OF WYOMING
Office of the Secretary of State

I, EDWARD A. BUCHANAN, Secretary of State of the State of Wyoming, do hereby certify that

Immortal Data Incorporated

an entity originally organized under the laws of Virginia on September 20, 2010, did on January 27, 2021 apply for a Certificate of Registration and filed Articles of Continuance in the office of the Secretary of State of State of Wyoming.

I further certify that **Immortal Data Incorporated** renounced its jurisdiction of formation and is now formed under the laws of the State of Wyoming in accordance with Wyoming statutes.

I have affixed hereto the Great Seal of the State of Wyoming and duly executed this official certificate at Cheyenne, Wyoming on this **27th** day of **January**, **2021**.


GREAT SEAL OF THE STATE OF WYOMING
EQUAL RIGHTS

Filed Date: 01/27/2021

Edward A. Buchanan
Secretary of State

By: Bailey Johnson